

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2023

Jonathan C. Ricker
Chief Executive Officer
Mass Megawatts Wind Power, Inc.
100 Boston Turnpike, Ste. J9B #290
Shrewsbury, MA 01545

> **Re: Mass Megawatts Wind Power, Inc.**
> **Post Qualification Amendment No. 4 on Form 1-A**
> **Filed July 11, 2023**
> **File No. 024-11949**

Dear Jonathan C. Ricker:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Daniel Morris, Legal Branch Chief, at (202) 551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: William Eilers